Organigram Reports First Quarter Fiscal 2021 Results

  Q1 2021 Canadian adult-use recreational gross and net revenue grew 42% and 30%, respectively, to $22.5 million and $16.8 million, respectively, from Q1 2020

  Q1 2021 Canadian adult-use recreational gross and net revenue grew sequentially 14% and 11%, respectively, from Q4 2020

  Generated positive cash flow from operations of $0.3 million in Q1 2021, representing the second quarter of the last three quarters with positive cash flow from operations

  Ended the quarter with $134 million1 in cash and short-term investments, on December 1, 2020, made a $55 million repayment on term loan, resulting in pro-forma cash and short-term investments of $79 million1 with $60 million owing on its term loan

  Subsequent to quarter-end, began increasing production and using additional existing capacity to meet increased consumer demand and capture more sales opportunities and economies of scale in the future

  Launched 53 new stock-keeping units (SKUs) since July 2020 as part of the Company's product portfolio revitalization, including three new higher margin Edison dried flower strains; up to 14 more SKUs still expected to launch by the end of Q2 Fiscal 2021

  SHRED was the #1 most-searched brand on the Ontario Cannabis Store website for the months of November and December 2020 and Edison was among the most-searched brands in November 2020

  On January 11, 2021, announced the appointment of Marni Wieshofer, formerly the CFO and EVP, Corporate Development at Lions Gate Entertainment Company, to the Company's Board of Directors, Organigram's first U.S. domiciled Board member with deep experience in U.S. and international M&A

MONCTON, NB, January 12, 2021 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the "Company" or "Organigram"), a leading licensed producer of cannabis, announced its results for the first quarter ended November 30, 2020 ("Q1 Fiscal 2021" or "Q1 2021").

1 Excluding the $8.0 million of restricted investment (GIC) in compliance with the Company's Credit Facility.

Select Key Financial Metrics (in $000s) unless otherwise indicated	Q1 2021	Q1 2020	% Change
Gross revenue	25,280	28,448	-11%
Excise taxes	(5,949)	(3,295)	81%
Net revenue	19,331	25,153	-23%
Cost of sales	23,173	15,811	47%
Gross margin before fair value changes to biological assets & inventories sold	(3,842)	9,342	-141%
Fair value changes to biological assets & inventories sold	(12,832)	1,852	-793%
Gross margin	(16,674)	11,194	-249%
Adjusted gross margin[1]	1,948	10,187	-81%
Adjusted gross margin %[1]	10%	41%	-30%
SG&A2	11,120	9,418	18%
Adjusted EBITDA[1]	(6,387)	5,712	-212%
Net loss	(34,336)	(863)	nm*
Net cash provided by (used in) operating activities	294	(26,868)	-101%

*not meaningful

Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to the Company's Q1 2021 MD&A for definitions and a reconciliation to IFRS.

2 Sales and marketing and general and administrative expenses ("SG&A") excluding non-cash share-based compensation.

Select Balance Sheet Metrics (in $000s)	30-Nov-20	31-Aug-20	% Change
Cash & short-term investments	133,900	74,728	79%
Biological assets & inventories	53,921	71,759	-25%
Other current assets	20,556	23,717	-13%
Accounts payable & accrued liabilities	17,110	17,486	-2%
Current portion of long-term debt	61,146	11,595	427%
Working capital	130,121	152,417	-15%
Property, plant & equipment	243,706	247,420	-2%
Long-term debt	54,173	103,671	-48%
Total assets	473,372	435,127	9%
Total liabilities	154,719	135,600	14%
Shareholders' equity	318,653	299,527	6%

"We are pleased with our double-digit sales growth in the Canadian adult-use recreational market this past quarter as it reflects the success of many of our new product launches, particularly in the dried flower value segment," said Greg Engel, CEO.  "Now we look forward to our new higher margin Edison dried flower offerings contributing substantially to overall revenue with even more new products to come in the next few quarters.  We believe our product portfolio revitalization combined with additional resources to ramp up production and achieve greater economies of scale as well as our relentless focus on increased automation and cost efficiency opportunities position us well to generate further top-line growth and significantly improve gross margins."

Key Financial Results for the First Quarter Fiscal 2021

  Net revenue:
    Q1 2021 net revenue of $19.3 million compared to $25.2 million in Q1 2020 primarily due to significantly lower wholesale revenue from licensed producers and a lower average selling price in Q1 2021. The higher wholesale revenues during Q1 Fiscal 2020 were opportunistic in nature, primarily sales to a single licensed producer; and not necessarily expected to recur each quarter at those levels, or if at all.  Q1 2021 net revenue from the Canadian adult-use recreational market grew 30% to $16.8 million from $12.9 million in the prior year quarter largely because Rec 2.0 products were not yet legalized.
  Gross revenue:
    Q1 2021 gross revenue of $25.3 million compared to $28.4 million in Q1 2020 largely due to similar factors impacting net revenue described above and reflected the increase in excise taxes as a percentage of gross revenue in Q1 2021.
  Cost of sales:
    Q1 2021 cost of sales of $23.2 million compared to Q1 2020 cost of sales of $15.8 million.
    Higher cost of sales in Q1 2021 was primarily due to higher Q1 2021 inventory provisions, a higher cost of production, and a charge related to unabsorbed fixed overhead as a result of lower production volumes in Q1 2021.
  Gross margin before fair value changes to biological assets and inventories sold:
    Q1 2021 negative gross margin before fair value changes to biological assets and inventories sold of $3.8 million compared to positive $9.3 million in Q1 2020.
    Negative and lower gross margin in Q1 2021 was largely due to a lower average selling price and higher cost of sales as described above.
  Gross margin:
    Q1 2021 negative gross margin of $16.7 million compared to Q1 2020 positive gross margin of $11.2 million, largely due to negative Q1 2021 gross margin before fair value changes to biological assets and inventories sold as described above as well as net non-cash negative fair value changes to biological assets and inventories sold in Q1 2021 versus positive changes in Q1 2020.
  Adjusted gross margin2:
    Q1 2021 adjusted gross margin decreased to $1.9 million from $10.2 million in Q1 2020 primarily due to lower net revenue as described above and excise sales taxes and value segment offerings comprising a larger proportion of total revenue in Q1 2021.

2 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q1 2021 MD&A for definitions and a reconciliation to IFRS.

  Selling, general & administrative (SG&A) expenses:
    Q1 2021 SG&A of $11.1 million increased 18% from Q1 2020's amount of $9.4 million largely due to higher insurance costs and general wage increases.
  Adjusted EBITDA3:
    Q1 2021 negative adjusted EBITDA of $6.4 million declined from Q1 2020 positive adjusted EBITDA of $5.7 million largely due to lower adjusted gross margin in Q1 2021 as discussed above.
  Net loss:
    Q1 2021 net loss of $34.3 million, or ($0.17) per share on a diluted basis, compared to Q1 2020 net loss of $0.9 million, or ($0.01) per share, largely due to greater negative gross margin in Q1 2021 as described above.
  Net cash provided by operating activities:
    Q1 2021 net cash provided by operating activities of $0.3 million compared to $26.9 million used in operating activities in Q1 2020. The improvement in net cash generated from operating activities was largely due to the prior period's increase in working capital assets as the Company scaled operations ahead of Rec 2.0 legalization.

Canadian Adult-Use Recreational Market

The Company has been revitalizing its product portfolio with the launch of 53 new SKUs since July 2020, including value segment offerings as well as recently launched higher margin, Edison Cannabis Company ("Edison") dried flower strains.  Further, the Company expects to launch up to 14 more new SKUs before the end of Q2 Fiscal 2021.

Rec 1.0

Higher Margin Edison Dried Flower Strains

  Subsequent to quarter-end in late December 2020, the Company launched three new Edison Indica strains namely Black Cherry Punch and Ice Cream Cake (I.C.C.) and Slurricane.

  Black Cherry Punch and Ice Cream Cake (I.C.C.) strains contain THC ranges of 20%-26% and Slurricane has 17%+ THC.  The strains are available in 3.5g formats in certain provincial retail stores.  The Company expects to launch at least three more high THC strains under the Edison brand in the next few quarters.

  Every Edison strain benefits from being grown in one of over 100 data-backed, strain-specific grow rooms with micro-climates designed to offer a distinct flavour and aroma profile and to ensure consistent quality. Variables including humidity, temperature, light and plant density can be customized to optimize the growth and output of each plant.

3 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q1 2021 MD&A for definitions and a reconciliation to IFRS.

  The newest Edison strains are also a product of the Company's ongoing investment in its genetics program. Black Cherry Punch, Ice Cream Cake (I.C.C.) and Slurricane are among the strains developed from genetics that Organigram originally sourced from a premium cannabis nursery. The nursery's processes and technology help ensure the most robust, healthy, high-quality genetic product.

  The focus on both genetics and the environment in which they are grown results in a unique phenotype expression. This means even plants grown from the same genetics can be markedly different in terms of physical properties, potency, terpenes and aromas based on their growing conditions. The Company believes this kind of strategic and creative product development process is a key differentiator for both the Edison portfolio and the Company overall and looks forward to introducing more new strains in the next few quarters.

Value segment offerings

  The Company has noted the significant growth in the dried flower value segment of the market over the last year with intensifying competition including recent entries of lower priced offerings which have caused significant market share shifts within the value segment.
  At the beginning of the quarter, Organigram expanded its strong value portfolio with the launch of SHRED, a high quality, high potency and affordable dried flower that is pre-shredded for consumer convenience. SHRED offers three pre-milled varieties, all with THC of 18% or more.  It is made from whole flower, does not contain any shake or trim and is milled to the same specifications as the Company's existing pre-roll products. SHRED is currently Organigram's most affordable option (on a per gram basis).

Rec 2.0

Cannabis-Infused Chocolates

  The Company's chocolate portfolio consists of Trailblazer Snax, a value-priced, cannabis-infused chocolate bar and Edison Bytes truffles. Organigram's investment in state-of-the art chocolate equipment and manufacturing processes means that each of the five sections of the Trailblazer Snax bar are filled separately, allowing for higher accuracy of infusion.
  The Company expects to launch a new flavoured Trailblazer Snax before the end of Q2 Fiscal 2021 with a plan to introduce further Edison Bytes products in the following quarters.

Vapes

  Subsequent to quarter-end in December 2020, Organigram launched Trailblazer Spark, Flicker and Glow 510-thread Torch vape cartridges in a new 1g format which extended Organigram's line up to a suite of trial-size 0.5g and full-size 1g cartridges for the 510 vaporizer. Trailblazer Torch offers customers 510 cartridges, high-quality CO2 extract and three unique terpene-infused flavours.

  The Company is focused on increasing THC concentrations in many of its vape products to meet the consumer demand for higher THC vape products.

Dissolvable Powdered Beverage

  At the end of the quarter in November 2020, the Company launched Edison RE:MIX dissolvable cannabis powder. The product's distribution has expanded to eight provinces and listings for the remaining two provinces are expected in the near term.

  As previously announced, Organigram's researchers developed a proprietary nano-emulsification technology that generates nano-droplets which are very small and uniform; this provides improved absorption compared to traditional solid edibles and beverages, potentially allowing for a more reliable and controlled experience.

  The nanoemulsion technology is also anticipated to have increased stability to temperature variations, mechanical disturbance, salinity, pH, and sweeteners. The powdered formulation holds the potential to offer consumers a measured dose of cannabinoids which they can then add to liquid, such as a beverage of their choice, while also offering the discretion, portability and shelf life expectancy of a dried powder formulation.

Outlook

  The most recent data available from Statistics Canada shows that total Canadian adult use market sales reached $270 million in October 2020 as the pace of sequential monthly sales growth accelerated to 5.1%4.  This represents an annualized run rate of approximately $3.2 billion, which is a record since adult recreational use was legalized in October 2018.  The Company believes there are a few factors creating tailwinds to further industry growth. First, the legalization in October 2019 of Rec 2.0 products has attracted consumers who were not interested in smoking or vaping. Second, the number of brick and mortar retail stores has increased significantly particularly in the back half of calendar 2020. After doubling the number of retail store authorizations in September 2020 from 20 to 40 per month, the Ontario cannabis store retail regulator announced in early December 2020 that it was doubling the number again to 80 per month.  Since July 2020, the number of retail stores in Canada's 10 provinces grew by approximately 47% and more than tripled in Ontario alone.  Third, the industry as a whole has made a concerted effort to match or beat illicit market pricing, particularly for dried flower, which has helped accelerate the conversion of consumers from illicit to legal consumption.

4 Statistics Canada. Table 20-10-0008-01 Retail trade sales by province and territory (x 1,000)

  In mid-calendar 2020, Organigram began a product portfolio revitalization to address what it believes to be some of the biggest consumer trends and preferences, including demand for value in large format, higher THC potency in dried flower as well as new genetic strains and novel products.

  Accelerated industry growth from the accelerated store build out coupled with stronger than expected demand for many of the Company's new products, resulted in competing priorities for Organigram's existing staffing and production levels.  This contributed to delays in product launches and hindered consistent order fulfillment, which resulted in some meaningful missed revenue opportunities in Q1 Fiscal 2021 and is expected to continue to impact Q2 Fiscal 2021.  As such, management has decided to ramp up staffing.  By early Q3 Fiscal 2021, the Company plans to have hired 100 more positions, mostly in cultivation, and up to and additional 30 more positions in packaging. The benefit from the ramp-up in staffing and increased cultivation production is not anticipated to start having an impact until Q3 Fiscal 2021.  Further, the Company believes it will still take time for the new products to reach their full potential and gain market share to drive meaningful sales growth.

  The Company believes there is the potential for temporarily suppressed industry demand to impact net revenues in Q2 Fiscal 2021 as cannabis stores in certain densely populated parts of Ontario (Toronto and Peel) have been closed to physical retail traffic since November 23, 2020 and the rest of the stores in Ontario have been closed to physical traffic since December 26, 2020 due to the COVID-19 lockdown.  The stores are still able to offer click and collect as well as delivery.

  As part of its product portfolio revitalization, the Company has successfully launched a number of value segment products to respond to increased demand in this area.  The new products have been well-received by the market, particularly SHRED (currently the Company's deepest value offering).  SHRED sales drove the Company's revenue growth in Q1 Fiscal 2021 in the Canadian adult-use recreational market over Q4 Fiscal 2020.  The growth and significant contribution of the dried flower value segment also contributed to a decline in gross margins for Organigram and many of its peers.  As such, Organigram is focused on further revitalizing its Edison mainstream brand, which attracts higher product gross margins, by launching new dried flower offerings with unique strains and higher potency THC.

  Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each cultivar and adjusted through multiple grows before full roll-out to multiple rooms in the facility.  The Company has successfully launched new genetics over the past 18 months including high THC Edison Limelight (Ultra Sour) which is now the Company's best-selling strain. Most recently, as discussed above, the Company launched Edison Ice Cream Cake (I.C.C), Slurricane and Black Cherry Punch. These genetics help provide deep bench strength to the Edison portfolio.  Organigram is committed to continue investing in new genetics and expects at least three new high THC genetics to come to market in the next few quarters.

  A negative non-cash adjustment to cost of sales for unabsorbed fixed overhead costs in Q2 Fiscal 2021 is anticipated to persist as a result of the Company's plans to cultivate less than its cultivation capacity.  However, the magnitude of the charge is expected to decline in Q2 Fiscal 2021 from Q1 Fiscal 2021 as the Company begins to ramp up cultivation. As indicated in previous quarters, some production inefficiencies are anticipated to persist in the near to medium term and impact gross margins while Organigram continues to launch new products and optimizes production and staffing.

  There are a number of opportunities that the Company has identified which it believes have the potential to improve adjusted gross margins beyond Q2 Fiscal 2021:

    The Company expects to gain economies of scale and efficiencies as it scales up cultivation and packaging.

    The recent launches of new higher margin dried flower strains under the Edison brand, with more to come in Q3 and Q4 Fiscal 2021, have the potential to positively impact gross margins over time as these products gain traction in the market and comprise a greater proportion of the Company's overall revenue.

    A greater proportion of the Company's portfolio is being dedicated to higher volume SKUs, such as multi-pack pre-rolls and 1g vape cartridges, which attract higher margins.

    The Company continues to invest in automation to drive cost efficiencies and reduce dependence on manual labour.  For example, a new pre-roll machine is expected to be fully commissioned and operational by the end of Q2 Fiscal 2021.

    As a result of a packaging task torce project, a number of cost reduction opportunities has been identified which have the potential to benefit margins starting in Q4 Fiscal 2021.

International

  The Company continues to serve international markets (Israel and Australia) from Canada via export permits and looks to augment sales channels internationally over time. In early Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standards for imported medical cannabis.  The Company is seeking Good Agricultural Practice certification by the Control Union Medical Cannabis Standard and is making good progress. Subject to successful completion of a required inspection that is likely to be conducted remotely, the Company currently expects to be certified as early as Q3 Fiscal 2021 and to be authorized to resume shipments to Canndoc Ltd. The timing to resume shipments will also be contingent on the availability of the desired product mix.

Marni Wieshofer joins Organigram's Board of Directors

  On January 11, 2021, the Company announced the appointment of Marni Wiesfhofer to the Board effective January 12, 2021.  Based in California, Ms. Wieshofer represents the Board's first U.S. domiciled Board member.

  Ms. Wieshofer has more than thirty years of diverse experience, including Board membership, at public and private companies, particularly in U.S., international M&A and finance.  Her previous roles included Chief Financial Officer and Executive Vice President of Corporate Development at Lions Gate Entertainment Corporation where she oversaw mergers, acquisitions, and other strategic financial initiatives.

Liquidity and Capital Resources

  The Company generated positive cash flow from operating activities of $0.3 million and ended the quarter with $134 million in cash and short-term investments up from $75 million in Q4 Fiscal 2020. On December 1, 2020, the Company used $55 million of the net proceeds of the public offering, described above, to pay down its term loan, resulting in pro-forma cash and short-term investments of $79 million with $60 million owing on its term.

  As previously disclosed, on November 12, 2020, the Company closed an underwritten public offering for gross proceeds of approximately $69 million.  Following completion of this offering, the Company exhausted its current shelf prospectus.

  Also, as previously disclosed, on November 27, 2020, the Company amended its facilities pursuant to an amended and restated credit agreement with BMO and the syndicate of lenders.  See detail in the Company's Q1 2020 MD&A.

Capital Structure

in $000s	30-Nov-20	31-Aug-20
Current and long-term debt	115,319	115,266
Derivative warrant liabilities	17,566	-
Shareholders' equity	318,653	299,527
Total debt and shareholders' equity	433,972	414,793
in 000s
Outstanding common shares	232,088	194,511
Options	8,513	9,264
Warrants	18,688	-
Restricted share units	875	911
Performance share units	57	-
Total fully-diluted shares	260,220	204,686

Outstanding basic and fully diluted share count as at January 10, 2021 is as follows:

in 000s	10-Jan-21
Outstanding common shares	232,109
Options	8,476
Warrants	18,687
Restricted share units	1,106
Performance share units	57
Total fully-diluted shares	260,435

First Quarter Fiscal 2021 Conference Call

The Company will host a conference call to discuss its results with details as follows:

Date: January 12, 2021

Time: 8:00am Eastern Time

To register for the conference call, please use this link: http://www.directeventreg.com/registration/event/8296223

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast: https://event.on24.com/wcc/r/2948477/717095EA7CC7536A80638510D69CD46A

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company.  The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable.  Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Please refer to the Company's Q1 2021 MD&A for definitions and, in the case of adjusted EBITDA, a reconciliation to IFRS amounts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and a Toronto Stock Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of adult use recreational cannabis brands including The Edison Cannabis Company, SHRED and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company's future performance, the Company's positioning to capture additional market share and sales, expected improvement to gross margins before fair value changes to biological assets and inventories, the Company's plans and objectives including around its credit facility, availability and sources of any future financing; expectations regarding the impact of COVID-19,  expectations around market and consumer demand and other patterns related to existing, new and planned product forms; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; management's plans to increase staffing by 100 more positions by early Q3 Fiscal 2021; expectations regarding Good Agricultural Practice certification by the Control Union Medical Cannabis Standard ("CUMCS"), and resumption of shipments to Canndoc Ltd.; statements regarding the future market of the Canadian cannabis market and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the heightened  uncertainty as a result of COVID-19 including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, timing to receive any required testing results and certifications, results of final testing of new products, timing of new retail store openings being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market, material weaknesses identified in the Company's internal controls over financial reporting, the completion of regulatory processes and registrations including for new products and forms, successful completion of the inspection for the Good Agricultural and Collecting Practices certification by CUMCS, market demand and acceptance of new products and forms, unforeseen construction or delivery delays including of equipment, increases to expected costs, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company's issuer profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission ("SEC") and available on the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov including the Company's most recent MD&A and AIF available from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice-President, Investor Relations
amy.schwalm@organigram.ca
416-704-9057

For Media enquiries, please contact:

Marlo Taylor
Gage Communications
mtaylor@gagecommunications.ca